

10032174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 26 2010
Washington, DC
112

SEC FILE NUMBER
8- 11754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE & LEACH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER COLEMAN (205) 380-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 12/6

AB 12/08

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2010, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2010. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by FINRA Rule 4140.



Signature

Chief Executive Officer



Signature

Chief Financial Officer



Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Sept 27, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholders' Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital Under Rule 15c-1 of the Securities Act of 1934
	(h)	Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3–3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



STERNE, AGEE & LEACH, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statements of financial condition of Sterne, Agee & Leach, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne, Agee & Leach, Inc. as of September 30, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2010

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2010 and 2009

Assets		**2010**	**2009**
Cash and cash equivalents	$	2,451,529	3,159,313
Cash on deposit with clearing organizations and for regulatory purposes		8,862,151	18,183,548
Receivables:			
Broker dealers and clearing organizations		168,371,942	155,960,561
Customers		165,000,284	125,944,059
Related parties		4,465,730	12,383,220
Securities owned, at fair value:			
U.S. government obligations		65,740,957	15,285,542
State and municipal obligations		31,493,126	17,559,028
Corporate obligations		40,904,315	9,688,904
Corporate stocks and warrants		2,698,916	5,433,802
Other		170,610	495,042
		141,007,924	48,462,318
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $9,364,346 in 2010 and $9,278,161 in 2009)		3,567,036	3,549,955
Goodwill and other intangible assets, net		3,043,154	3,057,440
Other assets		37,858,583	31,059,041
Total assets	$	534,628,333	401,759,455

See accompanying notes to consolidated statements of financial condition.

Liabilities and Stockholder's Equity	2010	2009
Bank loans	$ 122,200,000	81,850,416
Payables:		
Broker dealers and clearing organizations	141,194,313	100,437,720
Customers	83,964,243	93,993,097
Related parties	1,433,525	1,903,313
Securities sold but not yet purchased, at fair value:		
U.S. government obligations	25,130,592	56,852
State and municipal obligations	65,175	75,349
Corporate obligations	2,534,682	569,707
Corporate stocks	1,443,042	542,388
Options and futures	7,562,808	4,733,124
Other	14,028	50,067
	36,750,327	6,027,487
Accounts payable and other liabilities	43,860,719	44,789,481
Total liabilities	429,403,127	329,001,514
Commitments and contingencies (note 12)		
Stockholder's equity:		
Common stock, $5 par value. Authorized 350,000 shares, 254,350 shares issued and outstanding in both 2010 and 2009	1,271,750	1,271,750
Additional paid-in capital	60,649,611	37,649,611
Retained earnings	43,303,845	33,836,580
Total stockholder's equity	105,225,206	72,757,941
Total liabilities and stockholder's equity	$ 534,628,333	401,759,455

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Business

Sterne, Agee & Leach, Inc. (the Company) is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full service, self clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the consolidated statements of financial condition conform to U.S. generally accepted accounting principles and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements, deferred income taxes, and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Accounting for Securities Transactions and Other Activity

Securities transactions are recorded on a trade-date basis. Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis. Differences between the trade and settlement dates for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

(e) Cash on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash deposits with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., and Depository Trust & Clearing Corporation, Inc. (DTCC).

(Continued)

(f) ***Securities Borrowing and Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(h) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

(i) ***Goodwill and Other Intangible Assets***

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations*, and ASC 350, *Goodwill and Other Intangible Assets*. For the Company, goodwill represents an unamortizable intangible asset of approximately $3 million at September 30, 2010 and 2009 in accordance with ASC 350.

The Company, previously, purchased the assets of an unrelated broker dealer for $100,000. The Company allocated the purchase price to customer lists, an identifiable intangible asset, valued at $100,000. The Company is amortizing the asset over the straight-line method over its estimated useful life of seven years.

(j) ***Other Assets***

Other assets consist primarily of employee receivables, prepaid assets, and interest and dividends receivables.

(k) ***Income Taxes***

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the consolidated statements

(Continued)

of financial condition, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(l) Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging Activities*, as amended.

(m) Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to period end September 30, 2010. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(n) Recent Accounting Pronouncements

Accounting Changes

ASC 805 – On October 1, 2009, the Company adopted ASC 805, *Business Combinations*. ASC 805 generally requires an acquirer to recognize the identifiable assets acquired, liabilities assumed, contingent purchase consideration and any noncontrolling interest in the acquiree at fair value on the date of acquisition. It also requires an acquirer to expense most transaction and restructuring costs as incurred, rather than include such items in the cost of the acquired entity. For the Company, ASC 805 applies prospectively to business combinations for which the acquisition date is on or after October 1, 2009. The adoption of ASC 805 did not have a material impact on the Company's consolidated statements of financial condition.

ASC 810 – In December 2007, the Financial Accounting Standards Board (FASB) issued new guidance requiring noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This new guidance is applicable to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements and is effective for fiscal years beginning on or after December 15, 2008. Accordingly, this new pronouncement was adopted as of October 1, 2009 with no material effect on the consolidated statements of financial condition.

Accounting Changes Issued Not Currently Effective

ASC 820-10 and ASU 2010-06 – In September 2006, the FASB issued new standards on fair value measurements as codified in ASC 820-10. This standard establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. This standard emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. This standard was adopted at the beginning of fiscal 2009 for financial assets and liabilities, without material impact on the consolidated statements of financial condition. The Company will adopt this standard at the beginning of fiscal 2011 for nonfinancial assets and

liabilities and does not expect it to have a material effect on the consolidated statements of financial condition.

ASC 810-10-65-2 – In June 2009, the FASB issued, *Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)* representing new guidance regarding the accounting for transfers of financial assets, as an amendment of previously issued guidance. This new guidance eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This new guidance requires additional year-end disclosures and is not effective until October 1, 2010, and for subsequent reporting periods thereafter. Early adoption is prohibited. The Company does not anticipate the implementation of this guidance to have a material impact on its consolidated statements of financial condition.

ASC 810-10 – In June 2009, the FASB issued new guidance amending the existing pronouncement related to the consolidation of variable interest entities. This new guidance requires reporting entities to evaluate former QSPE's for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether the Company may be the primary beneficiary of any variable interest entities to which it is a party. This new guidance is not effective until October 1, 2010 and earlier adoption is prohibited. The Company does not anticipate the implementation of this guidance to have a material impact on its consolidated statements of financial condition.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At both September 30, 2010 and 2009, cash of $2,000 was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(3) Receivables from and Payables to Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

	2010	2009
Receivables:		
Securities failed to deliver	$ 17,149,333	53,671,953
Securities borrowed	56,806,555	12,479,532
Clearing organizations and other	94,416,054	89,809,076
	$ 168,371,942	155,960,561
Payables:		
Securities failed to receive	$ 16,946,084	40,712,417
Securities loaned	59,908,782	9,635,967
Other	64,339,447	50,089,336
	$ 141,194,313	100,437,720

(4) Receivables from and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated financial statements. Included in receivables from customers are $230,143 and $352,776 in 2010 and 2009, respectively, from officers and directors of the Company. Included in payables to customers are $197,272 and $542,559 in 2010 and 2009, respectively, to officers and directors of the Company.

(5) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market-place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2010 and 2009, these securities represented equities at estimated fair values of $311,803 and $495,042, respectively, and are included in securities owned, at fair value on the consolidated statements of financial condition.

(Continued)

(6) Fair Value Disclosure

The definition of fair value focuses on exit price, (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price, (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government Obligations

U.S. Treasury Securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities comprise three main categories consisting of agency issued debt, agency CMOs and mortgage pass-throughs. Agency CMOs, callable and noncallable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Fair value of mortgage pass-throughs are model driven with respect to spreads of the comparable to-be-announced (TBA) security. Agency issued debt securities, agency CMOs, and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities. The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable) and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

(Continued)

Other. Other securities consist mainly of restricted stock. These securities are generally valued based on quoted prices from an exchange, or valued using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 1 or Level 3 depending upon the pricing method used.

Assets measured at fair value on a recurring basis as of September 30, 2010

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2010
Assets:					
Securities owned, at fair value:					
U.S. government obligations	$	—	65,740,957	—	65,740,957
State and municipal obligations		—	31,493,126	—	31,493,126
Corporate obligations		—	40,904,315	—	40,904,315
Corporate stocks		2,621,842	—	77,074	2,698,916
Other		161,720	—	8,890	170,610
	$	2,783,562	138,138,398	85,964	141,007,924
Liabilities:					
Securities sold but not yet purchased, at fair value:					
U.S. government obligations	$	10,573,854	14,556,738	—	25,130,592
State and municipal obligations		—	65,175	—	65,175
Corporate obligations		—	2,534,682	—	2,534,682
Corporate stocks		1,443,042	—	—	1,443,042
Options and futures		—	7,562,808	—	7,562,808
Other		13,661	—	367	14,028
	$	12,030,557	24,719,403	367	36,750,327

(Continued)

Assets measured at fair value on a recurring basis as of September 30, 2009

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2009
Assets:					
Securities owned, at fair value:					
U.S. government obligations	$	296,617	14,988,925	—	15,285,542
State and municipal obligations		—	17,559,028	—	17,559,028
Corporate obligations		—	9,688,904	—	9,688,904
Corporate stocks		5,433,802	—	—	5,433,802
Other		427,223	—	67,819	495,042
	$	6,157,642	42,236,857	67,819	48,462,318
Liabilities:					
Securities sold but not yet purchased, at fair value:					
U.S. government obligations	$	—	56,852	—	56,852
State and municipal obligations		—	75,349	—	75,349
Corporate obligations		—	569,707	—	569,707
Corporate stocks		542,388	—	—	542,388
Options and futures		—	4,733,124	—	4,733,124
Other		49,329	—	738	50,067
	$	591,717	5,435,032	738	6,027,487

(Continued)

The following tables present additional information about Level 3 assets measured at fair value on a recurring basis for fiscal years 2010 and 2009. Both observable and nonobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributed to both observable and unobservable inputs.

Level 3 assets measured at fair value on a recurring basis as of September 30, 2010

		Fair value October 1, 2009	Total realized gains (losses) included in income	Purchases, issuances, sales, and other settlements, net	Transfers in and/or (out) of Level 3	Fair value September 30, 2010	Unrealized gains or (losses) for Level 3 assets outstanding at September 30, 2010
Assets:							
Securities owned, at fair value:							
Other	$	67,819	(15,049)	(43,880)	—	8,890	—
Corporate stocks		—	—	—	77,074	77,074	—
Liabilities:							
Securities sold but not yet purchased, at fair value:							
Other	$	738	(371)	—	—	367	—

Level 3 assets measured at fair value on a recurring basis as of September 30, 2009

		Fair value October 1, 2008	Total realized gains (losses) included in income	Purchases, issuances, sales, and other settlements, net	Transfers in and/or (out) of Level 3	Fair value September 30, 2009	Unrealized gains or (losses) for Level 3 assets outstanding at September 30, 2009
Assets:							
Securities owned, at fair value:							
Other	$	18,784	(4,360)	53,395	—	67,819	—
Liabilities:							
Securities sold but not yet purchased, at fair value:							
Other	$	715	—	23	—	738	—

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker dealers and clearing organizations, receivables from customers, payables from broker dealers and clearing organizations, payables from customers, and bank loans.

(Continued)

(7) Bank Loans

Short-term borrowings at September 30, 2010 and 2009 of $122,200,000 and $71,850,416, respectively, were at rates ranging from 1.38% to 1.76% and 1.38% to 4.50%, respectively. They are collateralized by securities and receivables from broker dealers and clearing organizations with fair values at September 30, 2010 and 2009 of $172,405,615 and $81,995,660, respectively.

The Company maintains unsecured lines of credit amounting to $10,000,000 at both September 30, 2010 and 2009, which are renewable annually and bear interest at LIBOR plus 3.25%, which rates were 3.51% and 2.75% at September 30, 2010 and 2009, respectively. The Company had borrowings against these lines of credit of $0 and $10,000,000 at September 30, 2010 and 2009, respectively.

In addition, the Company maintains another $10,000,000 unsecured line of credit, bearing interest at the federal fund rate plus 1.375% at September 30, 2010 and 2009, which rates were 2.00% and 2.00%, respectively. The Company had no borrowings against this line at September 30, 2010 and 2009.

(8) Income Taxes

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Income Taxes*, at September 30, 2010 and 2009, the Company has recorded the following:

		2010	2009
Deferred tax assets:			
Fixed assets	$	333,337	310,966
Litigation accrual		2,310,270	—
NYSE Group shares – mark to market		—	455,317
Net operating loss carryforward		—	14,757
Compensation		—	311,386
Share-based payments		52,391	51,448
Other		428,159	8,451
Total gross deferred assets		3,124,157	1,152,325
Valuation allowance		—	(12,649)
Net deferred tax assets		3,124,157	1,139,676
Deferred tax liabilities:			
NYSE seat – unrealized gain on exchange		—	(1,165,625)
Compensation		(1,870,402)	—
Prepaid expenses		(837,225)	—
Total deferred tax liabilities		(2,707,627)	(1,165,625)
Net deferred tax asset (liability)	$	416,530	(25,949)

The valuation allowance recorded in the September 30, 2009 year was established on a net operating loss (NOL) carryforward generated by a subsidiary prior to its acquisition by the Company. The NOL utilization was limited to future income produced by the subsidiary and the NOL carryforward expired in the current year.

On October 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Management evaluated the Company's tax positions and concluded that the Company had taken no significant uncertain tax positions that require adjustment to the consolidated statements of financial condition to comply with the provisions of this guidance. With few exceptions, the Company's tax returns for tax years prior to 2006 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities.

(9) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2010 and 2009, the Company had net capital of $53,326,431 and $17,545,875, respectively, which amounts were approximately 27.6% and 10.8%, respectively, of aggregate debit balances, in each year. Net capital was $49,466,233 and $14,290,245, respectively, in excess of required net capital.

(10) Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the Plan is determined annually by management.

(11) Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM), Sterne Agee Investment Advisors, Inc. (SAIA), and Sterne Agee Shared Services, LLC. (SASS).

Net receivables/payables from SA Group and affiliated companies, as of September 30, 2010 and 2009, are included in related party receivables and payables in the accompanying consolidated statements of financial condition and were as follows:

		2010	2009
Receivable from related parties	$	4,465,730	12,383,220
Payable to related parties		1,433,525	1,903,313

SA Group provides management, consulting, and financial services to the Company for a fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of

(Continued)

the operation, planning, and financing of the Company, as well as allocation of expense for other administrative services such as payroll, accounting, and other administrative services.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at the cost of funds plus 3.25%, which was 3.50% at both September 30, 2010 and 2009. The Company had $2 million in borrowings against this line of credit at both September 30, 2010 and 2009 and it is netted against receivables – related party. The Parent also maintains debt on behalf of the Company.

(12) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2010, were as follows:

2011	$ 6,632,746
2012	4,696,428
2013	2,869,219
2014	843,363
2015	325,013
Thereafter	8,703
	$ 15,375,472

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2010 and 2009, and were subsequently settled had no material effect on the consolidated statements of financial condition.

(13) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as receivables from and payables to broker dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the consolidated statements of financial condition. The unrealized gains for delayed-delivery,

to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statements of financial condition, net of unrealized losses by counterparty.

(b) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the consolidated statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions that, in accordance with industry practice, were not recorded on the consolidated statements of financial condition. At September 30, 2010 and 2009, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at September 30, 2010 and 2009 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2010 and 2009.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In

connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

None of the Company's derivatives meet the criteria for designation as a fair value or cash flow hedge.

See the table below for the notional and fair value amounts of both the asset and liability derivatives at September 30, 2010 and 2009:

	September 30, 2010			September 30, 2009		
	Balance sheet location	**Notional amount**	**Fair value**	**Balance sheet location**	**Notional amount**	**Fair value**
Derivatives assets not designated as hedging instruments:						
Forward sale contracts	Securities owned	$ —	—	Securities owned	$ 1,500,000	20,625

	September 30, 2010			September 30, 2009		
	Balance sheet location	**Notional amount**	**Fair value**	**Balance sheet location**	**Notional amount**	**Fair value**
Derivatives liabilities not designated as hedging instruments:						
Forward sale contracts	Securities sold but not yet purchased	$ 39,800,000	9,567	Securities sold but not yet purchased	$ 12,500,000	77,477

(Continued)

(c) *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(14) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At both September 30, 2010 and 2009, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000.

(15) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2010 consist of the following (at fair value):

	Carrying amount
Financial statement classification:	
Securities owned	$ 129,786,571
Receivables from broker dealers and clearing organizations	61,106,958

The Company has accepted collateral with a fair value of $56,806,555 and $12,479,532 at September 30, 2010 and 2009, respectively, under a securities borrowed transaction for delivery of short sale securities.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Sterne, Agee & Leach, Inc.
800 Shades Creek Parkway
Birmingham, Alabama 35209

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Sterne, Agee & Leach, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterne, Agee & Leach Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sterne, Agee & Leach, Inc.'s management is responsible for Sterne, Agee & Leach, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2010, June 30, 2010, March 31, 2010 and December 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2010, June 30, 2010, March 31, 2010, and December 31, 2009 supporting the adjustments noting no differences; and

5. Compared the amount of payment, and did not note any overpayment applied to the current assessment, with the Form SIPC-7T on which it was originally computed.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section
NOV 26 2010
Washington, DC
112

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011754 FINRA SEP
STERNE AGEE & LEACH INC
800 SHADES CREEK PKWY STE 550
BIRMINGHAM AL 35209-4598

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dwight Lloyd 205-380-1736

2. A. General Assessment (item 2e from page 2) $ 584,758
B. Less payment made with SIPC-6 filed (exclude interest) (288,941)
_______ Date Paid
C. Less prior overpayment applied (_______)
D. Assessment balance due or (overpayment) 295,817
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______
F. Total assessment balance and interest due (or overpayment carried forward) $ 295,817
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 295,817
H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterne Agee & Leach Inc
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
CFO
(Title)

Dated the 22 day of November, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:



CMT PLAZA, 813 SHADES CREEK PARKWAY, SUITE 100B
BIRMINGHAM, ALABAMA 35209

REGIONS
ALABAMA

81-373
622

Customer #

DATE
11/22/2010

AMOUNT
$ ***********295,817.00

PAY Two hundred ninety-five thousand eight hundred seventeen and xx / 100 Dollars

STERNE, AGEE & LEACH, INC.
"TWO SIGNATURES REQUIRED FOR AMOUNTS OVER $2,500

TO THE ORDER OF
SECURITIES INVESTOR PROTECTION CORP
P. O. BOX 92185
WASHINGTON, DC 20090-2185
USA

Two Signatures Required on Checks Over $2,500

DUPLICATE

VOID AFTER 90 DAYS

STERNE, AGEE & LEACH, INC.

VENDOR: S011 001 CHECK: 0000207129 DATE: 11/22/2010
REMIT TO: SECURITIES INVESTOR PROTECTION CORP COMMENT:

VENDOR INVOICE	DATE	VOUCHER	COMMENT	AMOUNT	DISCOUNT	NET AMOUNT
112210SAL	11/22/2010	0000051712	SEMI-ANNUAL SIPC ASSESSEMEN	295,817.00	0.00	295,817.00
			TOTALS:	295,817.00	0.00	295,817.00



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sterne Agee & Leach, Inc.:

In planning and performing our audit of the consolidated financial statements of Sterne Agee & Leach, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010